UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated August 2, 2024.

2.	Half-Year Report for the six-month period ended June 30, 2024.

Earnings Release Q2 2024

Item 1

Luxembourg, August 2, 2024

Millicom (Tigo) Q2 2024 Earnings Release

Q2 Highlights*

•	Revenue $1.46 billion, up 4.7%

•	Operating profit $345 million, up 74.1%

•	EBITDA $634 million, up 23.1% - Colombia EBITDA margin 39.5%

•	Net income $78 million ($0.46 per share)

•	Equity free cash flow $268 million

•	Leverage 2.77x

Financial highlights ($ millions)	Q2 2024	Q2 2023	Change %	Organic Change %	H1 2024	H1 2023	Change %	Organic Change %
Revenue	1,458	1,393	4.7%	1.4%	2,945	2,762	6.6%	2.6%
Operating Profit	345	198	74.1%		669	388	72.4%
Net Profit (Loss)	78	(22)	NM		170	(19)	NM
Non-IFRS measures (*)
Service Revenue	1,362	1,291	5.5%	2.1%	2,738	2,555	7.1%	2.9%
EBITDA	634	515	23.1%	19.7%	1,266	1,022	23.8%	19.9%
Capex	134	182	(26.3)%		247	367	(32.7)%
Operating Cash Flow	500	333	50.2%	44.7%	1,018	655	55.5%	48.8%
Equity Free Cash Flow	268	(24)	NM		269	(157)	NM

*See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Marcelo Benitez commented:

"Millicom has undergone an important transformation aimed at significantly increasing the company's equity free cash flow generation. These efforts began to pay off in Q2, with EBITDA up almost 20% organically, EFCF of $268 million and leverage down significantly to 2.77x, putting the company on track to achieve its 2024 targets.

Meanwhile, we are streamlining our product offerings and internal processes, which is enhancing productivity and generating cost savings beyond the initial targets of the efficiency project Everest. Additionally, we are prioritizing ARPU growth in Mobile, reducing churn in Home, and accelerating growth in B2B. We are also making return-focused investments to sustain our market leadership and drive customer growth in the second half of 2024. All these actions are designed to ensure continued EFCF growth in 2025 and beyond, in line with our long-term plan.

As we wrap up my initial quarter as CEO, I want to express my gratitude to the entire Millicom team for their tremendous energy and dedication, even amid significant challenges and uncertainties. Together, we are transforming into a more agile and efficient platform to fulfill our mission of building digital highways that connect people, improve lives, and develop our communities.”

2024 Financial Targets

Millicom targets Equity free cash flow above $600 million in 2024, excluding proceeds for the previously-announced tower sale in Colombia. Millicom also targets leverage to near 2.5x at year-end 2024. Excluded from both targets are cash proceeds and related taxes stemming from any potential future tower transaction.

Earnings Release Q2 2024

Subsequent Events

On July 1, 2024, Atlas Luxco S.à r.l. announced public offers in Sweden and the United States to the shareholders in Millicom to tender all of their common shares and SDRs, for $24.00 per common share and SDR. The offers will expire on August 16, 2024, unless extended. On July 15, 2024, Millicom announced that a committee of independent members of its Board of Directors unanimously recommends that shareholders reject the offers and not tender their shares and SDRs as the Offer Price significantly undervalues Millicom.

During July 2024, we continued to repurchase bonds in the secondary markets. The aggregate principal value repurchased during the month was $19 million of MICSA 2028s, $14 million for MICSA 2029s and $2.3 million of the Telecel 2027s.

On July 31, 2024, we announced that we have signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals.

On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to regulatory approvals and is expected to close in H2 2025.

Group Quarterly Financial Review - Q2 2024

Income statement data (IFRS)	Q2 2024	Q2 2023	% change	H1 2024	H1 2023	% change
$ millions (except where noted otherwise)
Revenue	1,458	1,393	4.7%	2,945	2,762	6.6%
Equipment, programming and other direct costs	(353)	(380)	7.2%	(735)	(752)	2.3%
Operating expenses	(471)	(498)	5.3%	(945)	(988)	4.4%
Depreciation	(228)	(238)	4.3%	(475)	(482)	1.5%
Amortization	(77)	(90)	14.9%	(163)	(177)	7.7%
Share of profit in Honduras joint venture	12	11	15.4%	25	21	17.8%
Other operating income (expenses), net	4	1	NM	16	4	NM
Operating profit	345	198	74.1%	669	388	72.4%
Net financial expenses	(180)	(174)	(3.5)%	(344)	(340)	(1.3)%
Other non-operating income, (expense) net	(9)	8	NM	(16)	27	NM
Gains/(losses) from other JVs and associates, net	—	1	NM	—	(3)	NM
Profit before tax	156	33	NM	309	73	NM
Net tax expense	(78)	(81)	4.3%	(148)	(141)	(5.4)%
Non-controlling interests	—	26	NM	10	49	(80.1)%
Net profit (Loss) for the period	78	(22)	NM	170	(19)	NM
Weighted average shares outstanding (millions)	171.30	171.29	—%	171.33	171.10	0.1%
EPS ($ per share)	0.46	(0.13)	NM	0.99	(0.11)	NM

Earnings Release Q2 2024

In Q2 2024, revenue increased 4.7% year-on-year, reflecting organic growth in most countries and the appreciation of the Colombian peso (+14%) and Costa Rican colon (+6%) over the past year. Excluding the effect of changes in foreign exchange rates, service revenue increased 2.1% organically.

Equipment, programming and other direct costs declined 7.2% due primarily to lower programming costs, as we streamlined our linear channel offerings and experienced a decline in Pay TV customers. In addition, other direct costs in Q2 2023 included a one-time charge related to a legal ruling. Operating expenses declined $26 million, or 5.3% year-on-year, due to savings from our efficiency program.

Depreciation decreased 4.3% year-on-year to $228 million due to a longer assumed useful life for tower and fiber assets. Amortization declined 14.9% to $77 million due to the mobile network sharing agreement in Colombia, as we stopped amortizing the related assets held for sale.

Share of profit in our Honduras joint venture increased 15.4% to $12 million, due to improved profitability in that country. Other operating income of $4 million reflects the release of a tax escrow related to the prior sale of our stake in Helios Towers. As a result of these and other factors, operating profit increased $147 million, or 74.1%, year-on-year to $345 million.

Net financial expenses increased by $6 million year-on-year to $180 million, largely due to the impact of commissions on the purchase of U.S. dollars in Bolivia, which increased to $12 million in Q2 2024 from $3 million in Q2 2023, partially offset by financial income on debt repurchases.

Other non-operating expenses of $9 million related to foreign exchange losses, mostly in Colombia. Although the Colombian peso has appreciated 14% on average over the past year, the currency depreciated during Q2 and ended the quarter 7% below the level at the end of March 2024.

Net tax expense of $78 million in Q2 2024 was relatively stable compared to $81 million in Q2 2023. Non-controlling interests were zero in Q2 2024, which compares to a $26 million loss in Q2 2023, due to the improved profitability in our Colombian operation.

As a result of the above items, net profit attributable to owners of the company was $78 million ($0.46 per share), compared to a net loss of $22 million ($0.13 per share) in Q2 2023. The weighted average number of shares outstanding during the quarter was 171.30 million. As of June 30, 2024, there were 172.10 million shares issued and outstanding, including 0.84 million held as treasury shares.

Earnings Release Q2 2024

Cash Flow

Cash flow data* ($ millions)	Q2 2024	Q2 2023	% change	H1 2024	H1 2023	% change
EBITDA	634	515	23.1%	1,266	1,022	23.8%
Cash capex (excluding spectrum and licenses)	(154)	(224)	31.2%	(287)	(513)	44.0%
Spectrum paid	(22)	(48)	54.0%	(100)	(101)	0.5%
Changes in working capital	50	(38)	NM	(153)	(162)	5.5%
Other non-cash items	11	13	(17.4)%	20	26	(21.1)%
Taxes paid	(82)	(83)	1.0%	(120)	(120)	0.3%
Operating free cash flow	436	135	NM	626	153	NM
Finance charges paid, net	(105)	(101)	(3.8)%	(237)	(230)	(3.2)%
Lease payments, net	(90)	(73)	(23.6)%	(161)	(142)	(13.8)%
Free cash flow	241	(38)	NM	227	(219)	NM
Repatriation from joint ventures and associates	26	14	89.9%	42	62	(32.5)%
Equity free cash flow	268	(24)	NM	269	(157)	NM

* See page 10 for a description of non-IFRS measures discussed in the above table.

Due to seasonal fluctuations, commentary in this section focuses on H1 performance.

Equity Free Cash Flow (EFCF) in H1 2024 was $269 million, compared to an outflow of $157 million in H1 2023. The $426 million improvement in EFCF over the past year is explained primarily by the following items:

Positives:

•	$244 million increase in EBITDA due to service revenue growth and savings from Project Everest;

•	$225 million reduction in cash capex, reflecting lower levels of commercial activity and investment in our Home business unit, especially in Colombia and Bolivia, as well as $39 million of gross proceeds from the Colombia tower sale; and,

•	$9 million improvement in working capital from collections from large B2B projects, among other items.

Detractors:

•	$20 million decline in repatriation from joint ventures and associates, reflecting an accelerated payment schedule in 2023;

•	$20 million increase in lease payments due to the sale-leaseback of our Colombia tower portfolio, new third-party tower leases that replaced prior barter arrangements, and annual rate increases; and,

•	$7 million increase in finance charges, mostly due to higher commissions on U.S. dollar purchases in Bolivia;

Earnings Release Q2 2024

Debt

($ millions)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
USD Debt	3,917	3,746	3,859	3,905	3,905
Local Currency Debt	2,474	2,785	2,819	2,817	2,829
Gross Debt	6,391	6,530	6,678	6,721	6,735
Derivatives & Vendor Financing	51	66	58	53	51
Less: Cash	792	622	780	765	703
Net Debt*	5,650	5,975	5,956	6,009	6,083
EBITDAaL* (LTM)	2,036	1,926	1,812	1,809	1,819
Leverage*	2.77x	3.10x	3.29x	3.32x	3.34x

* Net Debt, EBITDAaL and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

During the quarter, gross debt declined $139 million to $6,391 million as of June 30, 2024, compared to $6,530 million as of March 31, 2024, as a result of debt repayments and repurchases. During the quarter, we repurchased and cancelled approximately $177 million aggregate principal value of our bonds1 for approximately $172 million, consistent with our deleveraging goals.

As of the end of Q2 2024, 39% of gross debt was in local currency2, while 82% of our debt was at fixed rates3 with an average maturity of 4.7 years. Approximately 59% of gross debt was held at our operating entities, while the remaining 41% was at the corporate level. The average interest rate on our debt was 6.4%. On our dollar-denominated debt4, the average interest rate was 5.7% with an average maturity of 5.1 years.

Cash was $792 million as of June 30, 2024, up $171 million compared to $622 million as of March 31, 2024, and 76% was held in U.S. dollars. As a result, our net debt was $5,650 million as of June 30, 2024, a reduction of $325 million during the quarter, reflecting the EFCF generation, and the impact of the 7% depreciation of the Colombian peso during the quarter. Leverage (net debt to EBITDAaL) was 2.77x as of June 30, 2024, down sharply from 3.10x as of March 31, 2024, due to the significant increase in EBITDAaL over the last 12 months, as well as the reduced net debt.

1 Including MICSA '28, MICSA '29 and TELECEL '27 bonds.

2 Or swapped for local currency

3 Or swapped for fixed rates

4 Including SEK denominated bonds that have been swapped into US dollars.

Earnings Release Q2 2024

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment remained relatively stable during Q2. The Colombian peso was somewhat volatile, ending June approximately 7% lower than at the end of March, but it was down only 1% on average for the period, and it remains above levels seen in Q2 of 2023. In Bolivia, the central bank maintained the foreign exchange rate unchanged at 6.91, but our purchases of U.S. dollars at the official rate required the payment of commissions that averaged approximately 29% during Q2, reflecting an acute shortage of U.S. dollars available at the official rate. Meanwhile, political uncertainty in the country increased, as evidenced by a recent coup attempt. Bolivia’s next Presidential election is planned for 2025. Foreign exchange rates and movements are presented on page 14.

Key Performance Indicators

Our mobile customer base declined by 40,000 during Q2 to end at 40.6 million, flat (+0.1%) year-on-year. However, postpaid continued to perform very strongly, with net additions of 178,000. Mobile ARPU increased 7.1% year-on-year (4.7% organically), with every country except Bolivia experiencing positive ARPU growth in local currency terms.

At the end of Q2, our fixed networks passed 13.5 million homes, an increase of 54,000 during the quarter. HFC and FTTH customer relationships increased 11,000 in Q2, marking our first positive quarterly net addition performance since Q4 of 2022. During the quarter, we upgraded our networks to enable faster speeds and improve customer experience, resulting in a significant reduction in monthly churn (down 0.6 p.p year-on-year) and positive net additions in most countries. Home ARPU increased 5.2% year-on-year (0.7% organically).

Key Performance Indicators* (‘000)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q2 2024 vs Q2 2023
Mobile customers	40,641	40,681	40,665	40,767	40,600	0.1%
Of which postpaid subscribers	7,521	7,344	7,130	6,938	6,739	11.6%
Mobile ARPU ($)	6.4	6.3	6.2	6.1	6.0	7.1%
Homes passed	13,453	13,400	13,348	13,249	13,097	2.7%
Of which HFC/FTTH	13,229	13,169	13,112	13,005	12,836	3.1%
Customer relationships	4,383	4,392	4,435	4,554	4,660	(5.9)%
Of which HFC/FTTH	3,866	3,855	3,868	3,947	4,033	(4.1)%
HFC/FTTH revenue generating units	8,153	8,165	8,191	8,360	8,545	(4.6)%
Of which Broadband Internet	3,626	3,602	3,602	3,663	3,727	(2.7)%
Home ARPU ($)	28.1	28.3	28.1	27.6	26.7	5.2%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Earnings Release Q2 2024

Financial indicators

In Q2 2024, revenue increased 4.7% year-on-year to $1,458 million, while service revenue increased 5.5% to $1,362 million. Excluding currency movements, organic service revenue was up 2.1% year-on-year, with Mobile up 4.7%, fueled by ARPU growth, while Fixed and other services declined 2.3%. The performance in Fixed reflects a single-digit decline in Home, partially offset by single-digit growth in B2B during the quarter.

EBITDA was $634 million, up 23.1% year-on-year. Excluding the impact of foreign exchange, EBITDA increased 19.7% organically year-on-year. Included in EBITDA were $23 million of restructuring and other one-off charges, which compares to $14 million of one-off charges in Q2 2023.

Capex was $134 million in the quarter, down 26.3% year-on-year, reflecting both efficiencies and the optimization of of capital investment in all our operations. The capex decline also reflected different phasing in our 2024 investment plans compared to 2023.

Operating Cash Flow (OCF) increased 50.2% year-on-year to $500 million in Q2 2024 from $333 million in Q2 2023.

Financial Highlights*	Q2 2024	Q2 2023	% change	Organic % change	H1 2024	H1 2023	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,458	1,393	4.7%	1.4%	2,945	2,762	6.6%	2.6%
Service revenue	1,362	1,291	5.5%	2.1%	2,738	2,555	7.1%	2.9%
Mobile	792	738	7.3%		1,579	1,460	8.2%
Fixed and other services	548	537	2.0%		1,120	1,063	5.3%
Other	22	16	39.2%		39	33	19.5%
EBITDA	634	515	23.1%	19.7%	1,266	1,022	23.8%	19.9%
EBITDA margin	43.5%	37.0%	6.5 pt		43.0%	37.0%	6.0 pt
Capex	134	182	(26.3)%		247	367	(32.7)%
OCF	500	333	50.2%	44.7%	1,018	655	55.5%	48.8%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 10 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Guatemala service revenue of $348 million represented year-on-year growth of 3.0%, an acceleration from 2.0% in Q1 driven by ARPU growth in Mobile. EBITDA increased 8.4% year-on-year to $217 million, reflecting both the service revenue growth and cost savings, partially offset by $6 million in one-offs related to a $3 million adverse legal ruling on withholding taxes from prior periods and a $3 million restructuring charge.

•	Colombia service revenue of $347 million was flat year-on-year, as sustained high-single digit growth in Mobile and low single-digits growth in B2B offset a double-digit decline in our Home business due to the reduction in our customer base over the past year. EBITDA increased 34.0% year-on-year to $141 million, and the EBITDA margin increased to 39.5% compared to 29.1% in Q2 2023, reflecting cost savings, higher ARPUs and lower sales and marketing spend in our Home business. Included in EBITDA was a $3 million one-off Municipal tax charge.

•	Panama service revenue was $171 million, up 6.3% year-on-year due to strong growth in our Mobile business. EBITDA grew 22.6% year-on-year, reflecting both the service revenue growth and cost savings from Project Everest.

Earnings Release Q2 2024

•	Bolivia service revenue was flat, as sustained growth in Mobile and B2B was once again offset by a decline in Home. EBITDA increased 9.2% to $64 million, reflecting Project Everest savings and reduced commercial activity in Home, partially offset by a $2 million one-off legal ruling. During the quarter, we continued to experience challenges in converting Bolivianos to U.S. dollars to pay some of our suppliers, forcing us to delay supplier payments totaling approximately $28 million as of June 30, 2024.

•	Paraguay service revenue of $134 million increased 1.8% year-on-year, compared to growth of 4.3% in Q1 and 7.0% for the full year 2023. The slower growth in Q2 of 2024 is partially explained by the comparison against a very strong performance in Q2 of 2023, when service revenue grew 9.6%. EBITDA grew 12.0% to $67 million in Q2 2024, and the EBITDA margin was 48.3%.

•	Service revenue in our Other markets[5] increased 2.2% in U.S. dollar terms, as growth in Mobile and B2B more than offset a decline in Home. EBITDA increased 14.0% in U.S. dollar terms driven mostly by savings from our efficiency program.

•	Service revenue in our Honduras joint venture (not consolidated) grew 2.6% to $144 million, while EBITDA rose 8.3% to $73 million.

5 Comprised of El Salvador, Nicaragua and Costa Rica

Earnings Release Q2 2024

ESG highlights – Q2 2024

Society

In Q2, we continued implementing our digital inclusion and education programs. Through our Conectadas program aimed at bridging the digital gender gap, we trained 18,980 women, bringing the 2024 total to 51,086. Through our Maestr@s Conectad@s program, which supports the education community in acquiring digital skills, we trained 5,261 teachers, mentors, and educators, bringing the 2024 total to 6,620. Finally, our Conectate Segur@ program, which fosters creative and safe internet use, has benefited 24,830 children and adolescents, 1,405 teachers, and 13,489 parents, bringing the 2024 total to 40,617 children, 2,694 teachers, and 24,348 parents and caregivers.

These three flagship programs are available in each of the 9 countries in which Tigo operates. In addition to the digital platform at www.educacioncontigo.com, our operations run in-person events, such as a Maestr@s Conectad@s program on AI in the classroom in Bolivia, Conectate Segur@ Programs working with the First Lady of Costa Rica, and Digital and Financial Inclusion Conectadas workshops in El Salvador, among many others.

Environment

GSMA has highlighted in its publication "Mobile Net Zero: Latin America – Regional Focus on Climate Action 2024 Report" the case study of Millicom's "Return to Tigo and Protect the Planet," which provides a concise look at the importance of responsible electronic waste disposal in Colombia.

At the Annual General Meeting (AGM) in May, shareholders approved the 2024 Long Term Incentive (LTI) plan. This plan includes Performance Shares with ESG target achievement metrics, allocating a 10% weight specifically towards reducing carbon emissions.

Governance

On April 25, 2024, Millicom announced that its Board of Directors had appointed Marcelo Benitez as CEO of Millicom, effective June 1, 2024. Benitez has had a distinguished career with Millicom, having joined the company in Paraguay nearly 30 years ago and risen through the Company’s ranks to his most recent role as CEO of TIGO Panama.

On May 23, 2024, Millicom, the AGM, and EGM approved all the resolutions proposed by the Board of Directors and the Nomination Committee. The AGM set the number of directors at nine and re-elected María Teresa Arnal, Bruce Churchill, Aude Durand, Tomas Eliasson, Thomas Reynaud, Blanca Treviño de Vega and Mauricio Ramos as Directors, and elected Justine Dimovic and Maxime Lombardini as new Directors. Mauricio Ramos was elected as Chair of the Board of Directors. The Board composition reflects Millicom’s commitment to diversity and inclusion in the boardroom.

During Q2 2024, preparations began for Millicom's flagship Code of Conduct and Privacy Course, which launched in Q3, targeting all employees and contracted staff. Our communications plan emphasized Tone at the Top and our continued focus on Compliance amid the changes in our company. Communications included townhall meetings and messages from our outgoing CEO, Mauricio Ramos, who summarized the Company’s Compliance achievements in his nine-year tenure and his continuing commitment to a culture of Compliance in his role as Chair of the Board, as well as from our new CEO, Marcelo Benitez, who reinforced our adherence to law and internal Compliance policies in his first communication to employees. Mr. Benitez has continued to visibly support our Compliance program.

Video conference details

A video conference to discuss these results will take place on August 2 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 886-2640-8960. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Earnings Release Q2 2024

Additional international numbers are available at the following link.

Financial calendar

2024

Date	Event
November 7, 2024	Q3 2024 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on August 2, 2024.

Earnings Release Q2 2024

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

Earnings Release Q2 2024

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q2 2024

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2023 Annual Report for a list and description of non-IFRS measures.

Earnings Release Q2 2024

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q2 2024	Q2 2024	Q2 2024	Q2 2024
A- Current period	1,458	1,362	634	500
B- Prior year period	1,393	1,291	515	333
C- Reported growth (A/B)	4.7%	5.5%	23.1%	50.2%
D- FX and other*	3.3%	3.4%	3.4%	5.5%
E- Organic Growth (C-D)	1.4%	2.1%	19.7%	44.7%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	H1 2024	H1 2024	H1 2024	H1 2024
A- Current period	2,945	2,738	1,266	1,018
B- Prior year period	2,762	2,555	1,022	655
C- Reported growth (A/B)	6.6%	7.1%	23.8%	55.5%
D- FX and other*	4.0%	4.2%	4.0%	6.7%
E- Organic Growth (C-D)	2.6%	2.9%	19.9%	48.8%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

EBITDA and EBITDAaL reconciliations

($ millions)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Profit before tax	156	153	66	36	33
Gains/(losses) from other JVs and associates, net	—	—	—	—	(1)
Other non-operating income, (expense) net	9	7	(6)	(3)	(8)
Net financial expenses	180	164	169	176	174
Other operating income (expenses), net	(4)	(13)	(4)	(3)	(1)
Share of profit in Honduras joint venture	(12)	(13)	(11)	(10)	(11)
Amortization	77	87	91	92	90
Depreciation	228	247	251	245	238
EBITDA	634	632	557	533	515
Depreciation of right-of-use assets	(52)	(51)	(48)	(47)	(45)
Interest expense on leases	(31)	(30)	(29)	(30)	(30)
EBITDAaL	550	551	479	456	440

Earnings Release Q2 2024

EBITDA margin

($ millions)	Q2 2024	Q2 2023	H1 2024	H1 2023
EBITDA	634	515	1,266	1,022
Revenue	1,458	1,393	2,945	2,762
EBITDA margin in % (EBITDA / Revenue)	43.5%	37.0%	43.0%	37.0%

One-off Summary - Items above EBITDA

2024	Q2 2024		H1 2024		Comment (Q2 2024)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	(3)	—	(3)	Legal provision and Restructuring
Colombia	—	(3)	—	(21)	Municipal tax charge and Restructuring
Guatemala	—	(6)	—	(6)	Adverse tax ruling and Restructuring
Corporate & Others	—	(11)	—	(23)	Restructuring
Group Total	—	(23)	—	(52)
Honduras (JV)	—	(1)	—	(2)	Restructuring

2023	Q2 2023		H1 2023		Comment (Q2 2023)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	2	—	2	Reversal of legal provision
Colombia	—	(10)	—	(17)	Legal provision and Restructuring
Panama	—	—	—	(1)	Restructuring
Paraguay	—	(2)	—	(3)	Restructuring
Corporate	—	(3)	—	(9)	Restructuring
Group Total	—	(14)	—	(29)
Honduras	—	(2)	—	(2)	Restructuring

ARPU reconciliations

Mobile ARPU Reconciliation	Q2 2024	Q2 2023	H1 2024	H1 2023
Mobile service revenue ($m)	792	738	1,579	1,460
Mobile service revenue ($m) from non-Tigo customers ($m) *	(13)	(12)	(27)	(24)
Mobile service revenue ($m) from Tigo customers (A)	779	726	1,552	1,436
Mobile customers - end of period (000)	40,641	40,600	40,641	40,600
Mobile customers - average (000) (B) **	40,661	40,583	40,662	40,580
Mobile ARPU (USD/Month) (A/B/number of months)	6.4	6.0	6.4	5.9

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Earnings Release Q2 2024

Home ARPU Reconciliation	Q2 2024	Q2 2023	H1 2024	H1 2023
Home service revenue ($m)	376	386	758	765
Home service revenue ($m) from non-Tigo customers ($m) *	(7)	(8)	(13)	(15)
Home service revenue ($m) from Tigo customers (A)	370	378	745	750
Customer Relationships - end of period (000) **	4,383	4,660	4,383	4,660
Customer Relationships - average (000) (B) ***	4,388	4,718	4,403	4,749
Home ARPU (USD/Month) (A/B/number of months)	28.1	26.7	28.2	26.3

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q2 2024	Q2 2023	H1 2024	H1 2023
EBITDA	634	515	1,266	1,022
(-)Capex (Ex. Spectrum)	134	182	247	367
OCF	500	333	1,018	655

Capex Reconciliation

Capex Reconciliation	Q2 2024	Q2 2023	H1 2024	H1 2023
Additions to property, plant and equipment	113	161	202	315
Additions to licenses and other intangibles	48	67	138	368
Of which spectrum and license	26	46	93	317
Capex additions	160	228	341	684
Of which capital expenditures related to headquarters	(10)	3	(10)	5
Change in advances to suppliers	(6)	(1)	(5)	(8)
Change in accruals and payables for property, plant and equipment	22	45	52	(63)
Cash Capex	176	272	388	614
Of which spectrum and license	22	48	100	101

Earnings Release Q2 2024

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q2 2024	Q2 2023	H1 2024	H1 2023
Net cash provided by operating activities	476	278	716	479
Purchase of property, plant and equipment	(121)	(201)	(252)	(429)
Proceeds from sale of property, plant and equipment	—	4	40	7
Purchase of intangible assets and licenses	(33)	(27)	(75)	(91)
Purchase of spectrum and licenses	(22)	(48)	(100)	(101)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	136	130	297	287
Operating free cash flow	436	135	626	153
Interest (paid), net	(136)	(130)	(297)	(287)
Lease Principal Repayments	(59)	(44)	(101)	(84)
Free cash flow	241	(38)	227	(219)
Repatriation from joint ventures and associates	26	14	42	62
Dividends paid to non-controlling interests	—	—	—	—
Equity free cash flow	268	(24)	269	(157)

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 24	Q1 24	QoQ	Q2 23	YoY	Q2 24	Q1 24	QoQ	Q2 23	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,935	3,881	(1.4)%	4,474	13.7%	4,148	3,842	(7.4)%	4,191	1.0%
Costa Rica	CRC	518	517	(0.2)%	548	5.8%	530	507	(4.5)%	549	3.6%
Guatemala	GTQ	7.77	7.81	0.5%	7.82	0.6%	7.77	7.79	0.3%	7.85	1.0%
Honduras	HNL	24.76	24.72	(0.1)%	24.64	(0.5)%	24.81	24.73	(0.3)%	24.65	(0.6)%
Nicaragua	NIO	36.62	36.62	0.0%	36.40	(0.6)%	36.62	36.62	0.0%	36.44	(0.5)%
Paraguay	PYG	7,492	7,316	(2.4)%	7,242	(3.3)%	7,540	7,399	(1.9)%	7,266	(3.6)%

Item 2

Millicom International Cellular S.A.

Half year report at June 30, 2024

August 2, 2024

Contents

•	Interim Management Report

•	Responsibility Statement

•	Report on review of interim condensed consolidated financial statements

•	Unaudited Interim Condensed Consolidated Financial Statements

Interim Management Report

Purpose

This Interim Management Report for the six-month period ended June 30, 2024 has been prepared in accordance with the requirements of Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report of Millicom International Cellular S.A. ("Millicom" or "the Company") for the year ended December 31, 2023 (including the consolidated financial statements included therein) and the unaudited interim condensed consolidated financial statements included in this half-year report.

Cautionary statement considering forward-looking statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Group performance

Revenue

Group revenue increased 6.6% ($183 million) year-on-year to $2,945 million in H1 2024. The increase is largely due to the impact of better performance across the board as well as stronger currencies in some countries.

Equipment, programming and other direct costs

Equipment, programming and other direct costs decreased at a rate of 2.3% ($17 million) year-on-year to $735 million, mainly due to lower handset sales and programming costs, and a $10 million provision related to a legal ruling in Colombia recorded in the same period in 2023.

Operating expenses

Operating expenses decreased 4.4% ($43 million) year-on-year to $945 million, mainly due to the pay-off the Group's cost reduction project ("Everest") implemented late 2022, partially offset by additional severance costs and tax claim provisions of $52 million.

Depreciation and Amortization

Depreciation decreased 1.5% ($7 million) year-on-year to $475 million, mostly due to the foreign exchange impact and revision of the estimated useful life of fiber optic and related assets (refer to note 2). Amortization expense decreased 7.7% ($14 million) year-on-year to $163 million mainly due to the mobile network sharing agreement in Colombia, as we stopped amortizing the related assets held for sale in accordance with IFRS 5 (refer to note 4).

Share of profit in Honduras joint venture

Millicom's share of profit in joint ventures was $25 million in H1 2024, an increase of 17.8% year-on-year reflecting the better performance of our joint venture in Honduras.

Other operating income (expenses), net

Other operating income (expenses), net, increased by $13 million year-on-year mainly due to gains on tower disposals in our operation in Colombia (refer to note 4).

Financial income/(expense), net

Financial income (expenses), net increased by $4 million year-on year to $344 million mainly due to commissions on dollar purchases in Bolivia, partially offset by financial income on debt repurchase activities on secondary markets in Guatemala, Panama and HQ.

Other non-operating (expenses) income, net

Losses from other non-operating items was $16 million in H1 2024 compared to a net gain of $27 million in H1 2023 mainly driven by foreign exchange losses in Colombia and Paraguay.

Charges for taxes, net

Tax expense was $148 million in H1 2024, increasing from $141 million in H1 2023 primarily due to a higher profitability across the board, partially offset by the impairment of some tax credits recorded in H1 2023.

Net profit for the period

Net profit attributable to the owners of the Company was $170 million or 0.99 per share for H1 2024 compared to a net loss of $19 million or $0.11 per share in H1 2023.

Non-controlling interests share of net loss was $10 million in H1 2024 compared to a net loss of $49 million in H1 2023, reflecting the share of losses of the Group's partners in Colombia.

Share Capital

At June 30, 2024, Millicom had 172.1 million issued and paid up common shares of par value $1.50 each (2023: 172.1 million). Out of the 172.1 million issued and paid up common shares, 840 thousand were held by the Company as treasury shares (2023: 757 thousand). During H1 2024, the Company repurchased 1,717 thousand shares on the market. It also issued around 1,623 thousand shares to management and directors under the share-based compensation schemes as part of their annual remuneration and withheld approximately 376 thousand shares for the settlement of tax obligations on behalf of the employees under the same schemes.

Risks and uncertainty factors

The macroeconomic environment remained relatively stable during Q2. The Colombian peso was somewhat volatile, ending June approximately 7% lower than at the end of March, but it was down only 1% on average for the period, and it remains above levels seen in Q2 of 2023. In Bolivia, the central bank maintained the foreign exchange rate unchanged at 6.91, but our purchases of U.S. dollars at the official rate required the payment of commissions that averaged approximately 29% during Q2, reflecting an acute shortage of U.S. dollars available at the official rate. Meanwhile, political uncertainty in the country increased, as evidenced by a recent coup attempt. Bolivia’s next Presidential election is planned for 2025.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

Financial risk management objectives and policies

Millicom’s financial risk management policies and objectives remain unchanged compared to what the Group presented in Section D. Financial risk management of the 2023 consolidated financial statements (included in Group's 2023 Annual Report).

Internal controls and Governance in the preparation of the consolidated financial statements are set out in the Governance section from pages 105 to 142 in Group's 2023 Annual Report.

Related-Party transactions

Millicom conducts transactions with certain related parties on normal commercial terms and conditions. Material related party transactions are subject to the review of the audit and compliance committee of the Company's board of directors. For further details on Millicom Group’s material related parties please refer to note G.5. of the 2023 consolidated financial statements (included in Group's 2023 Annual Report).

Outlook1

Millicom targets Equity free cash flow above $600 million in 2024, excluding proceeds for the previously-announced tower sale in Colombia. Millicom also targets leverage to near 2.5x at year-end 2024. Excluded from both targets are cash proceeds and related taxes stemming from any potential future tower transaction.

1 Equity Free Cash Flow ('EFCF') is a non-IFRS measures. Please refer to our 2023 Annual Report for a list and description of non-IFRS measures.

Subsequent events

Public offer to purchase all of Millicom's outstanding common shares and SDRs from Atlas Luxco S.à r.l.

On July 1, 2024, Atlas Luxco S.à r.l. (“Atlas”), a subsidiary of Atlas Investissement S.A.S., announced public offers in Sweden and the United States (the “Offers”) to the shareholders in Millicom to tender all of their common shares and SDRs to Atlas, for USD 24.00 per common share and SDR (the "Offer Price"). The Offers will expire on August 16, 2024, unless the Offers are extended.

On July 15, 2024, Millicom announced that a committee of independent members of its Board of Directors unanimously recommends that shareholders reject the Offers and not tender their shares and SDRs pursuant to the Offers as the Offer Price significantly undervalues Millicom

Bond Repurchases

During July 2024, Millicom continued to repurchase bonds in the secondary markets. MIC S.A. and Telefónica Celular del Paraguay, S.A.E. continued to repurchase and cancel some of the 2029 USD 6.250%, 2028 USD 5.125% and 2027 USD 5.875% Senior Notes on the open market for a total nominal amount of approximately $14 million, $19 million and $2 million, respectively.

Tigo Plaza Guatemala

On July 3, 2024, a Millicom subsidiary in Guatemala purchased a building called Plaza Tigo, which it used to lease so far, from the seller for approximately $23 million, including taxes. It will pay for the building in 3 parts: $6 million right away, $8 million on July 1, 2025 and another $8 million on July 1, 2026. Until they pay off the entire amount, Millicom's subsidiary will use the building as collateral to guarantee the outstanding payments to the seller.

New bond in Paraguay

On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million (approximately $49 million) with a maturity of 8 years and at an interest rate of 8.17%. This issuance is part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.

Colombia consolidation

On July 31, 2024, Millicom announced that it has signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals.

Costa Rica merger

On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to regulatory approvals and is expected to close in H2 2025.

/s/ Mauricio Ramos

Chair of the Board of Directors

Luxembourg, August 2, 2024

Responsibility Statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the consolidated financial position of the Group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the Group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of January 11, 2008 on transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Millicom declares that, to the best of our knowledge, the interim condensed consolidated financial statements for the six-month period ended June 30, 2024, prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union, give a true and fair view of the assets, liabilities, financial position and results of the interim period.

In addition, management’s report includes a fair review of the development and performance of the Group’s operations during the interim period and of business risks, where appropriate, faced by the Group.

Dated on August 2, 2024,

On behalf of Millicom International Cellular S.A.:

/s/ Marcelo Benitez

Chief Executive Officer

/s/ Bart Vanhaeren

Chief Financial Officer

Report on review of interim condensed consolidated financial statements

To the Shareholders of,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. and its subsidiaries (the "Group") as of 30 June 2024, which comprise the condensed consolidated statement of financial position as at 30 June 2024 and the related condensed consolidated statement of income, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flow for the six-month period then ended and notes to the interim condensed consolidated financial statements. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with the International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union.

Luxembourg, 2 August 2024	KPMG Audit S.à r.l.
Cabinet de révision agréé

Thierry Ravasio

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of income for the three and six-month period ended June 30, 2024

in millions of U.S. dollars except per share data	Notes	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Continuing Operations				Not reviewed	Not reviewed
Revenue	5	2,945	2,762	1,458	1,393
Equipment, programming and other direct costs		(735)	(752)	(353)	(380)
Operating expenses		(945)	(988)	(471)	(498)
Depreciation		(475)	(482)	(228)	(238)
Amortization		(163)	(177)	(77)	(90)
Share of profit in Honduras joint venture	8	25	21	12	11
Other operating income (expenses), net	4	16	4	4	1
Operating profit		669	388	345	198
Interest and other financial expenses	11	(375)	(348)	(192)	(178)
Interest and other financial income		31	9	12	4
Other non-operating (expenses) income, net	6	(16)	27	(9)	8
Profit (loss) from other joint ventures and associates, net		—	(3)	—	1
Profit before taxes from continuing operations		309	73	156	33
Tax expense	15	(148)	(141)	(78)	(81)
Net profit (loss) for the period		160	(68)	78	(48)

Attributable to:
Owners of the Company		170	(19)	78	(22)
Non-controlling interests		(10)	(49)	—	(26)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	0.99	(0.11)	0.46	(0.13)
Diluted ($ per share)	7	0.99	(0.11)	0.45	(0.13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended June 30, 2024

in millions of U.S. dollars	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
			Not reviewed	Not reviewed
Net profit (loss) for the period	160	(68)	78	(48)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	8	20	—	9
Change in value of cash flow hedges, net of tax effects	(3)	(12)	—	(7)
Total comprehensive income (loss) for the period	166	(60)	78	(46)

Attributable to:
Owners of the Company	167	(4)	69	(15)
Non-controlling interests	(1)	(56)	9	(31)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of financial position as at June 30, 2024

in millions of U.S. dollars	Notes	June 30, 2024	December 31, 2023
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	6,879	7,785
Property, plant and equipment, net	4, 9	2,752	3,107
Right of use assets, net		895	896
Investment in Honduras joint venture	8	599	576
Contract costs, net		12	12
Deferred tax assets		140	141
Other non-current assets		83	84
TOTAL NON-CURRENT ASSETS		11,359	12,601

CURRENT ASSETS
Inventories		63	45
Trade receivables, net		418	443
Contract assets, net		78	82
Amounts due from non-controlling interests, associates and joint ventures		17	12
Derivative financial instruments	13	8	6
Prepayments and accrued income		240	168
Current income tax assets		86	118
Supplier advances for capital expenditure		16	21
Other current assets		165	190
Restricted cash		53	56
Cash and cash equivalents		792	775
TOTAL CURRENT ASSETS		1,935	1,915
Assets held for sale	4	895	—
TOTAL ASSETS		14,190	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of financial position as at June 30, 2024 (continued)

in millions of U.S. dollars	Notes	June 30, 2024	December 31, 2023
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,324	1,334
Treasury shares		(17)	(8)
Other reserves		(519)	(500)
Retained profits		2,719	2,785
Net profit/(loss) for the period/year attributable to owners of the Company		170	(82)
Equity attributable to owners of the Company		3,677	3,529
Non-controlling interests		(85)	(84)
TOTAL EQUITY		3,592	3,445

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,176	6,476
Lease liabilities	4	890	854
Derivative financial instruments	13	53	46
Amounts due to non-controlling interests, associates and joint ventures		46	12
Payables and accruals for capital expenditure	10	79	885
Provisions and other non-current liabilities		298	330
Deferred tax liabilities		137	140
TOTAL NON-CURRENT LIABILITIES		7,678	8,742

CURRENT LIABILITIES
Debt and financing	11	220	221
Lease liabilities		188	189
Put option liability		80	86
Payables and accruals for capital expenditure	10	187	314
Other trade payables		306	390
Amounts due to non-controlling interests, associates and joint ventures		91	62
Accrued interest and other expenses		476	444
Current income tax liabilities		89	93
Contract liabilities		126	156
Provisions and other current liabilities		335	374
TOTAL CURRENT LIABILITIES		2,097	2,329
Liabilities directly associated with assets held for sale	4	823	—
TOTAL LIABILITIES		10,598	11,071
TOTAL EQUITY AND LIABILITIES		14,190	14,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of cash flows for the period ended June 30, 2024

in millions of U.S. dollars	Notes	June 30, 2024	June 30, 2023
Cash flows from operating activities
Profit before taxes		308	73
Adjustments to reconcile to net cash:
Interest expense on leases		62	58
Interest expense on debt and other financing		313	290
Interest and other financial income		(31)	(9)
Adjustments for non-cash items:
Depreciation and amortization		638	659
Share of profit in Honduras joint venture	8	(25)	(21)
Gain on disposal and impairment of assets, net		(16)	(4)
Share-based compensation		20	26
Loss from other associates and joint ventures, net		—	3
Other non-cash non-operating (income) expenses, net	6	16	(27)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(38)	(201)
Decrease (increase) in inventories		(19)	(15)
Increase (decrease) in trade and other payables, net		(64)	61
Changes in contract assets, liabilities and costs, net		(32)	(7)
Total changes in working capital		(153)	(162)
Interest paid on leases		(60)	(58)
Interest paid on debt and other financing		(267)	(240)
Interest received		30	10
Taxes paid		(120)	(120)
Net cash provided by operating activities		716	479
Cash flows from investing activities:
Purchase of spectrum and licenses	10	(100)	(101)
Purchase of other intangible assets	10	(75)	(91)
Purchase of property, plant and equipment	9	(252)	(429)
Proceeds from sale of property, plant and equipment	9	40	7
Dividends and dividend advances received from joint ventures and associates		30	50
Settlement of derivative financial instruments	13	—	(23)
Transfer (to) / from pledge deposits, net		5	(5)
Loans granted within the Tigo Money lending activity, net		(1)	(4)
Cash (used in) provided by other investing activities, net		12	10
Net cash used in investing activities		(342)	(586)

6

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2024 (continued)
in millions of U.S. dollars	Notes	June 30, 2024	June 30, 2023
Cash flows from financing activities:
Proceeds from debt and other financing	11	483	75
Repayment of debt and other financing	11	(704)	(230)
Lease capital repayment		(101)	(84)
Share repurchase program		(32)	—
Net cash from (used in) financing activities		(354)	(239)
Exchange impact on cash and cash equivalents, net		(3)	3
Net increase (decrease) in cash and cash equivalents		17	(342)
Cash and cash equivalents at the beginning of the year		775	1,039
Cash and cash equivalents at the end of the period		792	697

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Unaudited interim condensed consolidated statements of changes in equity for the six-month period ended June 30, 2024

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income for the year	—	—	—	—	—	(19)	15	(4)	(56)	(60)
Purchase of treasury shares(ii)	—	(100)	—	—	(4)	2	—	(2)	—	(2)
Share based compensation	—	—	—	—	—	—	25	25	—	26
Issuance of shares under share-based payment schemes	—	556	—	(3)	22	(1)	(17)	—	—	—
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on June 30, 2023	172,096	(757)	258	1,082	(30)	2,848	(534)	3,624	(27)	3,598
Balance on December 31, 2023	172,096	(370)	258	1,076	(8)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	170	(3)	167	(1)	166
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Purchase of treasury shares(ii)	—	(2,093)	—	—	(40)	1	—	(39)	—	(39)
Share based compensation	—	—	—	—	—	—	20	20	—	20
Issuance of shares under share-based payment schemes	—	1,623	—	(10)	32	22	(44)	—	—	—
Balance on June 30, 2024	172,096	(840)	258	1,066	(17)	2,889	(519)	3,677	(85)	3,592
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at June 30, 2024, $530 million (2023: $495 million) are not distributable to equity holders.

(ii)	During the six-month period ended June 30, 2024, Millicom repurchased 1,717,276 shares for a total amount of $32 million and withheld approximately 376,344 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2023: 99,902 shares withheld).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On August 1, 2024, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2023 consolidated financial statements, except for the changes described in items III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback': The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements': These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

The following changes to standards are effective for annual periods starting on January 1, 2025 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (not yet endorsed by the EU): These amendments help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.

9

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

2. SUMMARY OF ACCOUNTING POLICIES (continued)

The following standards and amendments are effective for annual periods starting on January 1, 2026 (Amendments to IFRS 9, IFRS 7 and Annual Improvements) or January 1, 2027 (IFRS 18) and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	Amendments to IFRS 9 and IFRS 7 (not yet endorsed by the EU): Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7 (not yet endorsed by the EU).

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

III. Change in accounting estimates

Effective in 2024, we revised the estimated useful lives of our fiber optic network assets and related equipment/software. This is considered a change in accounting estimate under IAS 8.

•	Fiber Optic Network: Useful life increased from 15 years to 25 years.

•	Related Equipment/Software: Useful life range increased to 5-10 years (previously 5-7 years for equipment and 5 years for software).

This change is applied prospectively, meaning there is no impact on financial statements for prior periods. Fully depreciated assets remain fully depreciated; their cost will not be reset.

For the full year 2024, this change is expected to decrease depreciation expense by approximately $48 million compared to what the depreciation charge would have been using previous estimated useful lives. Estimating the impact on future years is impractical.

While the change also affects lease right-of-use assets and asset retirement obligation provisions, the impact on these areas is considered immaterial.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the six-month period ended June 30, 2024

There were no material acquisitions or disposals during the six-month period ended June 30, 2024.

Acquisitions or disposal in 2023

There were no material acquisitions or disposals during the year ended December 31, 2023.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

10

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Assets and liabilities reclassified as held for sale ($ millions)	June 30, 2024	December 31, 2023
Towers sale in Colombia related to the second batch	13	—
Mobile network sharing agreement in Colombia	882	—
Total assets of held for sale	895	—
Towers sale in Colombia related to the second batch	2	—
Mobile network sharing agreement in Colombia	821
Total liabilities directly associated with assets held for sale	823	—
Net assets held for sale / book value	73	—

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

Assets held for sale - Towers sale in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $19 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback.

The transfer of the towers to Towernex is intended to happen in two batches as follows:

•	First batch (occurred on March 14, 2024): 759 towers were sold, generating proceeds of $38 million, net of transaction costs, for Tigo Colombia. The company also recorded lease obligations and a financing component totaling $48 million related to the towers sold and leased back.

•	Second batch (expected in second half of the financial year 2024): The remaining 373 towers are intended to be sold. In accordance with IFRS 5 the remaining towers have been reclassified as assets held for sale and their depreciation has stopped.

Assets held for sale - Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks. This collaboration is subject to certain third party approvals which are still in progress and will involve two new joint arrangements:

•	A 'NetCo': This company will hold and manage the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator will own 50% of NetCo.

•	A 'Unión Temporal': This temporary joint arrangement will manage the spectrum licenses and related liabilities. Similarly, ownership will be split 50/50 between the two operators.

In accordance with IFRS 5, certain assets and related liabilities have been reclassified as "held for sale" and depreciation has been stopped for the following assets and liabilities

•	RAN assets (equipment used by NetCo);

•	Spectrum licenses and related liabilities (managed by the Union Temporal)

The agreement between Tigo Colombia and ColTel does not currently include how they will handle site lease agreements. Because of this, the assets and liabilities related to these leases have not been classified as "held for sale" yet.

Discontinued operations -Tanzania

As per the sale agreement, the initial sale price (which is still subject to final price adjustment) was adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provided an IPO adjustment clause which expired on April 5, 2024.

As of June 30, 2024, no additional provisions have been made by management in respect of the aforementioned items.

11

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Bolivia, Paraguay, El Salvador, Nicaragua and Costa Rica.

The General Managers of the operations report to the Group President and COO in the case of Guatemala and Colombia and to the Group Chief Commercial and Technology Officer in the case of the rest of the operations, who, together with the Group Chief Executive Officer (CEO) and Group Chief Financial Officer (CFO) form the ‘Chief Operating Decision Maker’ (“CODM”).

Millicom's CODM assesses performance and allocates resources based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

12

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

5. SEGMENT INFORMATION (continued)

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Remuneration Committee also employs service revenue and EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and EBITDA to profit before taxes is provided below.

Before the organizational changes which took place in the second half of 2023 (as further explained in the 2023 Group's Annual Report), the Group reported a single segment, the Group Segment. As aforementioned, and since 2023 year-end, the Group considers the individual countries it operates in as its operating and reportable segments, and the below comparative information has been re-presented accordingly.

Revenue, Service revenue, EBITDA, capital expenditures and other segment information for the six-month periods ended June 30, 2024, and 2023 are shown on the below:

Six months ended June 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	689	693	358	300	289	272	436	3,037	(299)	2,738
Telephone and equipment revenue	109	19	39	2	18	9	28	225	(18)	207
Revenue	798	712	397	303	306	281	464	3,262	(317)	2,945
Inter-segment revenue	4	1	1	—	2	2	4	14	n/a	n/a
Revenue from external customers	794	711	396	303	304	279	460	3,248	n/a	n/a
EBITDA(ii)	432	271	179	129	146	136	198	1,491	(225)	1,266
Capital expenditures(iii)	83	44	33	20	28	25	52	286	(38)	247
(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the six-month periods ended June 30, 2024 and 2023 can be reconciled with notes 9 and 10 for amounts of $202 million and $45 million respectively (2023: $315 million and $52 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua and Costa Rica

13

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

5. SEGMENT INFORMATION (continued)

Six months ended June 30, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	669	587	320	300	283	269	420	2,847	(292)	2,555
Telephone and equipment revenue	119	25	17	6	20	13	27	226	(20)	207
Revenue	789	612	337	306	302	281	447	3,074	(312)	2,762
Inter-segment revenue	4	2	1	—	2	1	3	14	n/a	n/a
Revenue from external customers	784	610	336	306	300	280	443	3,060	n/a	n/a
EBITDA(ii)	398	178	144	116	134	123	171	1,263	(241)	1,022
Capital expenditures(iii)	119	83	37	23	44	42	58	407	(40)	367

Three months ended June 30, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	348	347	171	150	144	134	217	1,511	(149)	1,362
Telephone and equipment revenue	52	10	17	—	10	5	12	105	(10)	96
Revenue	399	357	188	151	154	139	229	1,617	(159)	1,458
Inter-segment revenue	2	—	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	397	357	187	151	153	138	227	1,610	n/a	n/a
EBITDA(ii)	217	141	90	64	73	67	97	749	(115)	634
Capital expenditures(iii)	40	27	18	15	17	15	29	161	(27)	134

Three months ended June 30, 2023 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other reportable segments (v)	Total for reportable segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue(i)	335	302	161	150	141	137	212	1,438	(146)	1,291
Telephone and equipment revenue	57	12	9	3	11	6	14	112	(11)	101
Revenue	393	314	170	153	152	143	226	1,549	(157)	1,393
Inter-segment revenue	2	1	1	—	1	1	2	7	n/a	n/a
Revenue from external customers	391	313	169	153	151	142	224	1,543	n/a	n/a
EBITDA(ii)	199	91	73	59	68	62	85	637	(122)	515
Capital expenditures(iii)	47	45	20	13	15	23	29	194	(12)	182

14

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

5. SEGMENT INFORMATION (continued)

Reconciliation of EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Notes	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
EBITDA for reportable segments		1,491	1,263	749	637
Depreciation		(475)	(482)	(228)	(238)
Amortization		(163)	(177)	(77)	(90)
Share of profit in Honduras joint venture	8	25	21	12	11
Other operating income (expenses), net	4	16	4	4	1
Interest and other financial expenses	11	(375)	(348)	(192)	(178)
Interest and other financial income		31	9	12	4
Other non-operating (expenses) income, net	6	(16)	27	(9)	8
Profit (loss) from other joint ventures and associates, net		—	(3)	—	1
Honduras as joint venture		(146)	(134)	(73)	(68)
Unallocated expenses and other reconciling items (i)		(79)	(107)	(42)	(55)
Profit before taxes from continuing operations		309	73	156	33

(i) The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Change in fair value of derivatives (Note 13)	1	3	1	4
Change in value of call option and put option liability	—	—	—	(2)
Exchange gains (losses), net	(18)	23	(10)	6
Other non-operating income (expenses), net	1	2	1	1
Total	(16)	27	(9)	8

15

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Basic and Diluted
Net profit (loss) attributable to equity holders to determine the profit (loss) per share	170	(19)	78	(22)
in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	171,326	171,096	171,302	171,287
Effect of dilutive share-based compensation plans	1,040	1,432	1,601	2,254
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,366	172,529	172,903	173,541
in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.99	(0.11)	0.46	(0.13)
Diluted
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.99	(0.11)	0.45	(0.13)
(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

16

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At June 30, 2024, the equity accounted net assets of our joint venture in Honduras totaled $417 million (December 31, 2023: $382 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2023: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the six-month period ended June 30, 2024, Millicom's joint venture in Honduras repatriated cash of $42 million under different forms (June 30, 2023: 62 million).

At June 30, 2024, Millicom had $132 million payable to the Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2023: $68 million). In addition, as of June 30, 2024, Millicom had a total receivable from the Honduras joint venture of $14 million, (December 31, 2023: $9 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2024
Honduras (i)
Opening Balance at January 1, 2024	576
Millicom's share of the results for the period	25
Currency exchange differences	(3)
Closing Balance at June 30, 2024	599

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended June 30, 2024.

9. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2024, Millicom added property, plant and equipment for $202 million (June 30, 2023: $315 million) and received $40 million from disposal of property, plant and equipment (June 30, 2023: $7 million), including $38 million, net of transaction costs, proceeds from the sale and lease back transaction between Tigo Colombia and Towernex (see note 4).

10. INTANGIBLE ASSETS

During the six-month period ended June 30, 2024, Millicom added intangible assets for $138 million of which $93 million related to spectrum and licenses, and $45 million to additions of other intangible assets (June 30, 2023: $368 million of which $317 million related to spectrum and licenses and $52 million to additions of other intangible assets) and did not receive any proceeds from disposal of intangible assets (June 30, 2023: nil).

Summary of the main spectrum and licenses acquisitions

On February 23, 2024, the Colombia's "Ministerio de Tecnologias de la Informacion y las Comunicaciones" ('MINTIC') granted the right to use a total of 80 MHz in the 3.5 GHz band to the Unión Temporal formed between Colombia Móvil S.A. E.S.P. - Colombia Telecomunicaciones S.A E.S.P. BIC (see note 4). The 50/50 Unión Temporal agreed a total notional consideration of COP 318 billion (equivalent to approximately US$81 million at initial date's exchange rate). This includes coverage and social obligations to provide internet to schools and delivery of satellite earth station filters. The license is valid for 20 years, expiring in 2044. The payment will be spread out in annual installments over the entire term and bear interest at a 24-month consumer price index (CPI) rate.

On February 28, 2024, the local regulator in Paraguay, Conatel, granted the renewal of spectrum in the 700 Mhz band operated by Tigo Paraguay, for a total cash consideration of $8 million and subject to certain social obligations. The license is valid for a period of 5 years, expiring in 2029.

During May 2024, Panama acquired 10 MHz (5Mz x 2) spectrum in the 700 MHz band for approximately $9 million. This spectrum does not have coverage or social obligations attached to it.

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the six-month period ended June 30, 2024 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

On April 2, 2024, MIC SA completed the issuance of its 7.375% $450 million Senior Notes due 2032 (the “Notes”). Millicom used a portion of the net proceeds from the issuance of the Notes to repay in full certain bank loans with DNB for $200 million, and use the remaining net proceeds for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.

During the six-month period ended June 30, 2024, Millicom repurchased and cancelled some of the 2031 USD 4.5%, the 2029 USD 6.250% and the 2028 USD 5.125% Senior Notes on the open market for a total nominal amount of approximately $17 million, $71 million and $45 million, respectively. The repurchase price discount of approximately $7 million towards the carrying values has been recognized as financial income.

Colombia

On February 20, 2024, UNE EPM Telecomunicaciones S.A. ("UNE") executed a COP 85 billion (approximately $21 million) working capital loan with Banco Colombia. The loan has a maturity of 1 year.

On April 25, 2024, UNE issued a COP 160 billion (approximately $40 million) bond consisting of one tranche with a three year maturity. Interest rate is fixed at 17% and payable in Colombian peso. This bond refinanced the Tranche A (for COP 160 billion) of the bond issued in May 2016, repaid in May 2024.

Guatemala

During the six-month period ended June 30, 2024, Comcel repurchased and cancelled some of the 2032 USD 5.125% Comcel Senior Notes on the open market for a total nominal amount of approximately $88 million. The repurchase price discount of approximately $9 million towards the carrying value has been recognized as financial income.

During the months of April, May and June 2024, Comcel repaid up to $100 million equivalent in local currency from different bank facilities to address maturities and interest charges.

Bolivia

In February 2024, Telefónica Celular de Bolivia S.A. ("Tigo Bolivia") early repaid two local bank loans of BOB 17 million and BOB 23 million (approximately $2 million and $3 million, respectively). In addition, in March 2024, Tigo Bolivia repaid a local bank loan of BOB 136 million (approximately $20 million).

In June 2024, Tigo Bolivia repaid the outstanding 2024 BOB 3.950% Notes (approximately $9 million equivalent in local currency).

Panama

During the six-month period ended June 30, 2024, "Telecomunicaciones Digitales, S.A." repurchased and cancelled some of the 2030 USD 4.500% Senior Notes on the open market for a total amount of approximately $27 million. The repurchase price discount of approximately $3 million with the carrying value has been recognized as a financial income.

Paraguay

During the six-month period ended June 30, 2024, Telefónica Celular del Paraguay, S.A.E. repurchased and cancelled some of its 2027 USD 5.875% Senior Notes for a total nominal amount of approximately $61 million. The repurchase price discount of approximately $1 million with the carrying value has been recognized as a financial income.

In June 2024, Telefónica Celular del Paraguay, S.A.E. repaid the outstanding 2024 PYG 8.750% Notes (tranche A) (approximately $15 million equivalent in local currency).

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

11. FINANCIAL OBLIGATIONS (continued)

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at June 30, 2024 (i)	As at December 31, 2023 (i)
Due within:
One year	215	202
One-two years	383	445
Two-three years	1,192	836
Three-four years	679	1,002
Four-five years	1,133	1,002
After five years	2,790	3,191
Total debt and financing	6,391	6,678

(i) Excluding vendor financing of $6 million, due within one year (December 31, 2023: $18 million).

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at June 30, 2024 and December 31, 2023.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at June 30, 2024	As at December 31, 2023	As at June 30, 2024	As at December 31, 2023
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	27	15	—	1
1-3 years	197	322	—	—
3-5 years	158	169	—	—
Total	381	505	—	1

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Interest expense on bonds and bank financing	(236)	(235)	(117)	(119)
Interest expense on leases	(62)	(58)	(31)	(30)
Early redemption charges	—	(1)	—	(1)
Others	(78)	(53)	(44)	(28)
Total interest and other financial expenses	(375)	(348)	(192)	(178)

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of June 30, 2024, the total amount of claims brought against MIC SA and its subsidiaries is $329 million (December 31, 2023: $328 million). The Group's share of the comparable exposure for its joint venture in Honduras is $8 million (December 31, 2023: $9 million).

As at June 30, 2024, $17 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2023: $14 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2023: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

On February 13, 2024, the New York Supreme Court granted summary judgment in favor of a breach of contract claim filed by Telefónica after Millicom terminated the acquisition of Telefónica’s Costa Rican business in 2020. The Court also ruled in favor of Telefónica’s methodology for calculating prejudgment interest. As of the time of the issuance of this report, the Court has not yet determined the exact amount of damages, and a final judgment has not yet been entered. Millicom disagrees with the decision and continues to believe that it has strong arguments in its favor. Millicom plans to file an appeal of the ruling.

Taxation

At June 30, 2024, the tax risks exposure of the Group's subsidiaries is estimated at $273 million, for which provisions of $50 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2023: $279 million of which provisions of $52 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $127 million (December 31, 2023: $118 million) and $8 million (December 31, 2023: $7 million), respectively.

Capital commitments

At June 30, 2024, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $347 million of which $301 million are due within one year (December 31, 2023: $350 million of which $254 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $23 million of which $23 million are due within one year. (December 31, 2023: $18 million and $18 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2024 and December 31, 2023:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at June 30, 2024	As at December 31, 2023	As at June 30, 2024	As at December 31, 2023
Financial liabilities
Debt and financing (ii)	6,391	6,678	5,899	6,086

(i)             Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)            Excluding vendor financing of $6 million (December 31, 2023: $18 million).

Derivative financial instruments

Currency and interest rate swap contracts

MIC SA entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $208 million and $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022 with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond and were settled against a cash payment of $26 million.

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

In January 2023, MIC SA also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE with maturity date January 2026. These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

13. FINANCIAL INSTRUMENTS (Continued)

The fair value of the aforementioned swaps amounts to a liability of $53 million as of June 30, 2024 (December 31, 2023: a liability of $46 million).

The Group's operations in Colombia entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. The fair value of Colombia swaps amounted to an asset of $8 million as of June 30, 2024 (December 31, 2023: an asset of $6 million).

As a result, the net fair value of the derivative financial instruments for the Group, as of June 30, 2024 amounted to a liability of $46 million (December 31, 2023: a liability of $40 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at June 30, 2024.

14. TAX

The Millicom Group is within the scope of the OECD Pillar Two Model Rules (also referred to as the “Global Anti-Base Erosion” or “Globe” Rules). The Pillar Two Model Rules were released by the Organization for Economic Co-operation and Development (‘OECD’) in response to agreement reached in October 2021 by more than 130 countries to implement a minimum tax regime for multinationals. Pillar Two legislation was enacted in Luxembourg and has come into effect from January 1, 2024.

Being MICSA resident in Luxembourg and the Ultimate Parent Entity of the Group, the latter is subject to the Pillar Two Model Rules. Besides Luxembourg, the Pillar Two Model Rules have been enacted since January 2024 in the following countries within the scope of Millicom Group: The Netherlands, United Kingdom and Sweden.

The Group has run testing under the OECD Transitional Safe Harbour rules, which are transitional rules mainly based on the Country by Country Report of the Group. As of June 30, 2024, it results that all jurisdictions within Millicom Group meet at least one of the transitional safe harbour rules, hence are not expected to be subject to top-up taxes.

MICSA is the head of a fiscal unity in Luxembourg, which has tax losses of an amount of approximately $4.6 billion as of December 31, 2023, per the Annual Report. Per Luxembourg tax law, approximately $1.2 billion expire 17 years after generation, approximately $3.4 billion do not expire.

15. SUBSEQUENT EVENTS

Public offer to purchase all of Millicom's outstanding common shares and SDRs from Atlas Luxco S.à r.l.

On July 1, 2024, Atlas Luxco S.à r.l. (“Atlas”), a subsidiary of Atlas Investissement S.A.S., announced public offers in Sweden and the United States (the “Offers”) to the shareholders in Millicom to tender all of their common shares and SDRs to Atlas, for USD 24.00 per common share and SDR (the "Offer Price"). The Offers will expire on August 16, 2024, unless the Offers are extended.

On July 15, 2024, Millicom announced that a committee of independent members of its Board of Directors unanimously recommends that shareholders reject the Offers and not tender their shares and SDRs pursuant to the Offers as the Offer Price significantly undervalues Millicom

Bond Repurchases

During July 2024, Millicom continued to repurchase bonds in the secondary markets. MIC S.A. and Telefónica Celular del Paraguay, S.A.E. continued to repurchase and cancel some of the 2029 USD 6.250%, 2028 USD 5.125% and 2027 USD 5.875% Senior Notes on the open market for a total nominal amount of approximately $14 million, $19 million and $2 million, respectively.

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Tigo Plaza Guatemala

On July 3, 2024, a Millicom subsidiary in Guatemala purchased a building called Plaza Tigo, which it used to lease so far, from the seller for approximately $23 million, including taxes. It will pay for the building in 3 parts: $6 million right away, $8 million on July 1, 2025 and another $8 million on July 1, 2026. Until they pay off the entire amount, Millicom's subsidiary will use the building as collateral to guarantee the outstanding payments to the seller.

New bond in Paraguay

On July 11, 2024, Telefónica Celular del Paraguay, S.A.E. issued local bonds for a total amount of PYG 370,000 million (approximately $49 million) with a maturity of 8 years and at an interest rate of 8.17%. This issuance is part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million.

Colombia consolidation

On July 31, 2024, Millicom announced that it has signed a non-binding memorandum of understanding with Telefonica for the potential acquisition of Telefonica’s stake in Telefonica Colombia (Coltel), as part of a broader intended combination of Coltel and TigoUne, Millicom's 50%-owned operation in Colombia. Millicom intends to offer to purchase La Nación’s and other minority interests in Coltel for cash at the same purchase price per share offered to Telefonica, as well as Empresas Públicas de Medellin’s (EPM) 50% interest in TigoUne for cash at a valuation multiple comparable to the one implied by the Coltel acquisition. The total investment by Millicom would be approximately $1 billion, and the transaction would be subject to negotiation of definitive agreements and receipt of regulatory approvals.

Costa Rica merger

On August 1, 2024, we signed a binding agreement with Liberty Latin America to combine our operations in Costa Rica in a cashless merger in which Millicom would retain a minority equity ownership of approximately 14%. The transaction is subject to regulatory approvals and is expected to close in H2 2025.

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries. This information is not reviewed by KPMG.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Six months ended June 30, 2024
Revenue	2,945	712	—	2,233
Equipment, programming and other direct costs	(735)	(184)	(1)	(552)
Operating expenses	(945)	(258)	2	(685)
Depreciation	(475)	(127)	—	(347)
Amortization	(163)	(39)	—	(125)
Share of profit in Honduras joint venture	25	—	—	25
Other operating income (expenses), net	16	12	—	4
Operating profit	669	117	2	553
Net financial expenses	(344)	(126)	5	(213)
Other non-operating (expenses) income, net	(16)	(7)	—	(10)
Profit (loss) from other joint ventures and associates, net	—	—	—	—
Profit (loss) before taxes from continuing operations	309	(15)	7	330
Tax expense	(148)	(5)	—	(144)
Net profit (loss) for the period	160	(19)	7	186

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
June 30, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6,879	307	—	6,572
Property, plant and equipment, net	2,752	654	—	2,098
Right of use assets, net	895	213	—	682
Investment in Honduras joint venture	599	—	—	599
Contract costs, net	12	—	—	12
Deferred tax assets	140	1	—	139
Other non-current assets	83	31	75	127
TOTAL NON-CURRENT ASSETS	11,359	1,206	75	10,228
CURRENT ASSETS
Inventories	63	9	—	55
Trade receivables, net	418	117	—	301
Contract assets, net	78	6	—	73
Amounts due from non-controlling interests, associates and joint ventures	17	5	—	12
Prepayments and accrued income	240	40	—	200
Current income tax assets	86	50	—	35
Supplier advances for capital expenditure	16	1	—	15
Other current assets	173	46	54	181
Restricted cash	53	2	—	51
Cash and cash equivalents	792	49	—	744
TOTAL CURRENT ASSETS	1,935	325	54	1,665
Assets held for sale	895	895	—	—
TOTAL ASSETS	14,190	2,426	129	11,893

Unaudited Interim Condensed Consolidated Financial Statement for the three-month and six-month period ended June 30, 2024

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,324	—	—	1,324
Treasury shares	(17)	—	—	(17)
Other reserves	(519)	(384)	—	(135)
Retained profits	2,719	477	127	2,368
Net profit/ (loss) for the period/year attributable to owners of the Company	170	(10)	—	180
Equity attributable to owners of the Company	3,677	83	127	3,720
Non-controlling interests	(85)	(86)	—	1
TOTAL EQUITY	3,592	(2)	127	3,721
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	6,176	567	—	5,610
Lease liabilities	890	248	—	642
Derivative financial instruments	53	—	—	53
Amounts due to non-controlling interests, associates and joint ventures	46	75	—	(29)
Payables and accruals for capital expenditure	79	40	—	39
Other non-current liabilities - Total	298	133	—	165
Deferred tax liabilities	137	—	—	137
TOTAL NON-CURRENT LIABILITIES	7,678	1,062	—	6,616
Debt and financing	220	77	—	143
Lease liabilities	188	62	—	127
Put option liability	80	—	—	80
Payables and accruals for capital expenditure	187	41	—	146
Other trade payables	306	78	—	228
Amounts due to non-controlling interests, associates and joint ventures	91	58	—	33
Accrued interest and other expenses	476	98	—	378
Current income tax liabilities	89	3	—	86
Contract liabilities	126	4	—	122
Provisions and other current liabilities	335	123	2	215
TOTAL CURRENT LIABILITIES	2,097	543	2	1,556
Liabilities directly associated with assets held for sale	823	823	—	—
TOTAL LIABILITIES	10,598	2,428	2	8,172
TOTAL EQUITY AND LIABILITIES	14,190	2,426	129	11,893

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: August 5, 2024